Exhibit (a)(3)

WORLD WRESTLING ENTERTAINMENT, INC.

AGREEMENT FOR RESTRICTED STOCK UNITS

     THIS AGREEMENT FOR RESTRICTED PERFORMANCE STOCK UNITS (this “Agreement”) is entered into as of January 16, 2004 by and between World Wrestling Entertainment, Inc., a Delaware corporation (“WWE” and, together with each corporation of which WWE owns directly or indirectly 50% or more of all equity interests, the “Company”), and an employee or independent contractor of the Company (the “Holder”).

     WHEREAS, the Company has offered, to active employees and certain independent contractors the right to exchange (the “Exchange Offer”), for each six outstanding options held by such employee or independent contractor under the Company’s 1999 Long-Term Incentive Plan, as in effect on the date hereof and as it may be amended from time to time hereafter (the “Plan”), having an exercise price equal to or greater than $17.00, one restricted stock unit that is subject to vesting based on length of continued service to the Company (each a “Restricted Stock Unit”), subject to stockholder approval of the Exchange Offer and provided that the total number of Restricted Stock Units awardable to any such employee or independent contractor on this basis shall be rounded to the nearest whole number; and

     WHEREAS, Holder wishes to receive such Restricted Stock Units in accordance with the Exchange Offer, the Plan and this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants stated herein, and intending to be legally bound, the Company and Holder hereby agree as follows:

1.	Certain Definitions

Each capitalized term used in this Agreement shall have the meaning ascribed to that term in the Plan unless otherwise defined herein. The following capitalized terms shall have the respective meanings set forth below:

(a)	“Date of Grant” shall mean the date of this Agreement.

(b)	“Deferred Issuance Date” shall have the meaning ascribed thereto in Section 3(e).

(c)	“Disability” shall have the meaning ascribed thereto in Section 3(b)(iii).

(d)	“Dividend Units” shall have the meaning ascribed thereto in Section 4.

(e)	“Holder Account” shall have the meaning ascribed thereto in Section 2(b).

(f)	“RSU” shall mean a Restricted Stock Unit under which Holder shall have the right to receive one Share and Dividend Units accruing as a result of such RSU, upon vesting, or if applicable, on the Deferred Issuance Date.

(g)	“Shares” shall mean the shares of Class A common stock, par value $.01 per share, issuable upon the vesting of a RSU or Dividend Unit.

2.	Grant of RSUs; Restrictions

(a)	Subject to all terms and conditions of the Plan and of this Agreement (and subject to execution of this Agreement by Holder), the Company hereby grants to Holder ______RSUs.

(b)	Each RSU shall be recorded in a RSU bookkeeping account maintained by the Company in the name of Holder (the “Holder Account”). The Company’s obligations under this Agreement shall be unfunded and unsecured, and no special or separate fund shall be established and no other segregation of assets shall be made. The rights of Holder under this Agreement shall be no greater than those of a general unsecured creditor of the Company. Holder shall have no rights as a stockholder of the Company by virtue of any RSU unless and until such RSU vests and resulting Shares are issued to Holder, and

i.	All terms and conditions stated in the Plan and all those stated in this Agreement shall apply to each RSU and any Dividend Units accrued under Section 4;

ii.	No RSU or any Dividend Units accrued under Section 4 may be sold, transferred, pledged, hypothecated or otherwise encumbered or disposed by Holder; and

iii.	Each RSU and Dividend Unit accrued under Section 4 shall remain restricted and subject to forfeiture unless and until such RSU or Dividend Unit has vested in accordance with the Plan and this Agreement.

3.	Vesting

(a)	Annual Vesting. The RSUs granted hereunder shall vest in two equal installments on the first two successive anniversaries of the Date of Grant.

(b)	Other Vesting

i.	Optional Vesting. The Committee may also at any time and from time to time determine that any other RSUs and Dividend Units shall become vested based on such factors as the Committee may determine in its sole discretion (including, without limitation and by way of example only, performance of Holder’s operating unit, performance of the Company as a whole, benefits of providing additional long-term incentive compensation to Holder in light of the competitive market for Holder’s services, severance arrangements, etc.). If the Committee makes such a determination, then such additional RSUs and/or Dividend Units as may be specified by the Committee in such determination shall become vested at the time specified by the Committee in such determination.

ii.	Change in Control. If a Change in Control occurs and (x) within one year thereafter the Holder’s service to the Company is terminated by the Company without Cause (as determined by the Committee in its sole discretion); or (y) within one year thereafter the Holder terminates his or her service to the Company as a result of (i) a decrease in base pay or, in the case of non-employees, base compensation; (ii) a change in responsibility or reporting structure; or (iii) in the case of employees only, a change in location of services to a location more than twenty-five miles from the place of employment at the time of the Change in Control; then all RSUs shall immediately vest.

iii.	Involuntary Termination. If prior to the second anniversary of the Date of Grant, the Company terminates the services of the Holder other than for Cause, or if service with the Company terminates as a result of the Holder’s death or Disability (as determined by the Company’s Compensation Committee, in its sole discretion), in addition to any vesting pursuant to Section 3(a) or 3(b)(i) or (ii), the Holder shall be vested in such portion of the RSUs as shall be calculated by dividing (x) the number of 30-day periods that have elapsed between the Date of Grant (or if more than one year has elapsed, from the first anniversary of the Date of Grant) and the date of termination of services by (y) twenty-four. By way of example, and not limitation, of the foregoing, if employment is involuntarily terminated by the Company without Cause fifteen (15) full months after the Date of Grant, the Holder would be vested in (A) 50% of the RSUs pursuant to Section 3(a); and (B) an additional 3/24 or 12.5% of the RSUs pursuant to this Section 3(b)(iii). As provided in Section 6 below, no fractional RSU will be credited.

(c)	Dividend Units and Other Distributions. Dividend Units and all other distributions on the RSUs shall vest as provided in Section 4.

(d)	Effects of Vesting. With respect to each RSU and Dividend Unit that vests, the Company shall, within a reasonable time after the later of (i) vesting or (ii) the Deferred Issuance Date (as defined herein), if any, issue one Share to Holder without restrictions under the Plan or this Agreement. Any such issuance shall be subject to all laws (including without limitation those governing withholding of taxes and those governing securities and transfer thereof).

(e)	Election for Deferred Issuance. Holder may elect to defer the issuance of all or any portion of the Shares and Dividend Units in his or her Holder Account by executing and delivering to the Company a written deferral election in the form attached hereto as Exhibit B, in each case not later than March 31, 2004, or such other date that the Company may establish for delivery of such election. The date established by such election in accordance with such terms and conditions shall be the “Deferred Issuance Date.” The Deferred Issuance Date shall in no event be later than the date of Holder’s termination of employment with the Company. Any such Deferred Issuance Date shall not be revocable by the Holder or the Company; provided, however, if the Committee determines that the Holder will incur taxable income with respect to the Shares and Dividend Units prior to the Deferral Issuance Date, whether due to changes in tax legislation or for any other reason, the deferral election will be revoked automatically and of no further effect, and the Deferred Issuance Date will not be applicable for any purposes of this Agreement.

4.	Dividend Units; Vesting

With respect to each RSU, whether or not vested, that has not been forfeited (but only until the underlying Shares are issued), the Company shall, with respect to any cash dividends paid to Shares (based on the same record and payment date as the dividends paid on Shares) accrue into the Holder Account the number of whole Shares (“Dividend Units”) as could be purchased with the aggregate dividends that would have been paid with respect to such RSU if it were an outstanding Share (together with any other cash accrued in the Holder Account at that time) at the price per Share equal to the closing price on the New York Stock Exchange (NYSE) (or a comparable price, if the Shares are not then listed on the NYSE) on the date of the dividend payment. These Dividend Units thereafter (i) will be treated as RSUs for purposes of future dividend accruals pursuant to this Section 4; and (ii) will vest in such amounts (rounded to the nearest whole Dividend Unit) at the same time as the RSUs with respect to which such Dividend Units were received. Any remaining portions of such dividend not used because they would purchase less than a whole Share shall be accrued in the Holder Account as cash. Any dividends or distributions on Shares paid other than in cash shall accrue in the Holder Account and shall vest at the same time as the RSUs in respect of which they are made (in each case in the same form, based on the same record date and at the same time, as such dividend or other distribution is paid on such Share).

5.	Stockholder Approval Required. Notwithstanding any other provision of this Agreement, no RSU or Dividend Unit shall vest prior to the date that the stockholders of the Company approve the Exchange Offer and the issuance of RSUs pursuant thereto.

6.	No Fractional Shares, RSUs or Dividend Units. Notwithstanding any other provision of this Agreement, (a) no fractional Shares shall be issued hereunder and (b) no fractional RSU or Dividend Unit will be credited to any Holder Account. Any fractional Share that would otherwise be issuable under the provisions of Section 3 above shall be rounded up or down to the nearest whole Share. As provided in Section 4 above, fractional Dividend Units shall be accrued in the applicable Holder Account as cash.

7.	Forfeiture

Except as provided for vesting on termination of services to the Company as contemplated in Section 3(b)(i), (ii) or (iii), and related vesting under Section 4, upon termination of Holder’s service to the Company, each RSU, Dividend Unit and other remaining accrued dividends in the Holder Account, in each case that has not previously vested, shall be forfeited by the Holder to the Company. Holder shall thereafter have no right, title or interest whatsoever in such unvested RSUs, Dividend Units and accrued dividends, and Holder shall immediately return to the Secretary of the Company any and all documents representing such forfeited items. All vested RSUs, Dividend Units and dividends thereon (whether or not deferred pursuant to Section 3(e)), shall immediately be paid or issued, as the case may be, to the Holder.

8.	No Continuation of Services

This Agreement shall not give Holder any right to employment or continued employment, or, if applicable, any right by the Holder to continue as the Company’s independent contractor, and the Company may terminate Holder’s employment or independent contractor status, as the case may be, or otherwise treat Holder without regard to any effect such termination may have upon Holder under this Agreement.

9.	Terms Subject to Plan

Notwithstanding anything in this Agreement to the contrary, each and every term, condition and provision of this Agreement shall be, and shall be construed as, consistent in all respects with all terms, conditions and provisions of the Plan. If any term, condition or provision of this Agreement is (or is alleged to be) inconsistent with the Plan in any respect, the Plan shall govern in all circumstances and such inconsistent (or allegedly inconsistent) term, condition or provision shall be construed so as to be consistent in all respects with the Plan.

10.	Entire Agreement; Amendments

Together, this Agreement and the Plan contain all terms and conditions with respect to the subject matter thereof. No amendment, modification or other change hereto shall be of any force or effect unless and until set forth in a writing executed by Holder and the Company (in each case except for such amendments as the Company is expressly authorized hereunder, or under the Plan, to make without Holder’s consent).

11.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. If any dispute arises with respect to this Agreement or any matter hereunder, (x) such dispute shall be submitted to the Federal or state courts sitting in the State of Connecticut, with each party waiving any defense to such venue; and (y) each party irrevocably waives its right to a jury trial. The prevailing party shall be reimbursed by the other party for any costs of any proceeding relating to this Agreement in any matter hereunder incurred by the prevailing party, including reasonable attorneys’ fees and costs.

12.	Taxes

Holder shall be liable for any and all taxes, including withholding taxes, if applicable, arising out of this grant or the vesting of RSUs or distribution of

Shares hereunder. Holder may elect to satisfy such withholding tax obligation, if applicable, by having the Company retain Shares having a fair market value equal to the Company’s minimum withholding obligation.

     IN WITNESS WHEREOF, Holder has executed this Agreement and the Company has caused this Agreement to be executed by its duly authorized officer, all as of the day and year first above written.

HOLDER	WORLD WRESTLING ENTERTAINMENT, INC.

By:

Nicole Zussman
Vice President, Human Resources